Exhibit 99.1

QIWI plc Announces the Appointment of Dmitry Pleskonos to the Board of Directors

MOSCOW, RUSSIA – July 31, 2013 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) announced today that Mr. Dmitry Pleskonos was appointed to the Company’s Board of Directors as an independent director and a member of the Audit Committee effective August 1, 2013.

Mr. Pleskonos has over 20 years of international company executive experience. From 2004 until 2011, he held various positions at Vimpel-Communications and Vimpel-Com Ltd., including executive vice president of mass market development and executive vice president of business development for CIS. Mr. Pleskonos began his career at Mars, Inc. in 1993, during which time he served as sales operations director for Russia and CIS countries from May 2002 until his departure from Mars, Inc. in 2004. Mr. Pleskonos has also served as a director of KONTI Group since August 2012.

“We are pleased to welcome Dmitry to the QIWI Board”, said Andrey Romanenko, Chairman of the Board of QIWI. “His broad industry knowledge, financial and strategic expertise, and valuable management insights will be an asset to QIWI going forward”.

Pursuant to this appointment, the Company’s Board of Directors is now comprised of 10 members, two of whom are independent directors.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 13 million virtual wallets, over 165,000 kiosks and terminals, and enabled over 47,000 merchants to accept over RUB 41 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Investor Relations

+7.499.709.0192

ir@qiwi.com